Bass, Berry & Sims PLC

Lori B. Morgan

lmorgan@bassberry.com

(615) 742-6280

July 10, 2018

John Ganley, Esq.

Division of Investment Management, Examiner

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Staff Comments to Registration Statement on Form N-2, File No. 333-225447

Ladies and Gentlemen:

On behalf of Gladstone Investment Corporation (the “Company”), and in response to comments received from the staff of Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on June 20, 2018, July 6, 2018 and July 9, 2018 (collectively, the “Comments”) relating to the Company’s registration statement on Form N-2 filed via EDGAR on June 5, 2018, File No. 333-225447 (the “Registration Statement”), we submit this letter containing the Company’s responses to the Staff’s Comments. For your convenience, we have set forth below the Staff’s Comment followed by the Company’s response.

1.	Comment: General – Please represent that the Company will not issue any notes denominated senior debt unless they are actually senior to other outstanding debt.

Response: In response to the Staff’s comment, the Company confirms that it will not issue any notes denominated senior debt unless they are actually senior to other outstanding debt. The Company respectfully submits, consistent with this undertaking, it has already placed on file a form of prospectus supplement unique to senior debt and another form for debt that is not senior to outstanding debt.

2.	Comment: Risk Factors – Page 17 – Risks Related to Our Regulation and Structure - Recently enacted legislation –

•	Please delete the following two sentences: Currently, for every $1.00 of debt incurred or in senior securities issued, we are required to have at least $2.00 of assets immediately following such incurrence or issuance. Starting from April 10, 2019, the minimum asset coverage ratio will be reduced such that for every $1.00 of debt incurred or in senior securities issued, we will be required to have at least $1.50 of assets.

Please replace the deleted sentences with language similar to the following: Under the current 200% asset coverage standard, we may borrow debt or issue senior securities in the amount of $1.00 for every $1.00 of equity in the Company. Starting from April 10, 2019, under the 150% asset coverage standard, we may borrow debt or issue senior securities in the amount of $2.00 for every $1.00 of equity in the Company.

While the Staff acknowledges the sentence is accurate and has permitted other issuers to include this language in their registration statements, the Staff believes the new language will be easier to understand for prospective investors.

150 Third Avenue South, Suite 2800

Nashville, TN 37201

July 10, 2018

Response: In response to the Staff’s comment, the Company undertakes to revise the above referenced language as requested within a definitive prospectus filed as a 497 filing (the “Base Prospectus”) soon after effectiveness of the Registration Statement.

•	In the last paragraph of this risk factor, please also disclose that, in the event the Company falls below the 200% asset coverage requirement, the Company may need to renegotiate the credit facility and issue additional series of term preferred stock with a lower asset coverage requirement. To the extent the Company believes an increase in leverage would also require it to increase the annual yield of future term preferred stock, please also disclose this possibility. If the Company does not believe the increase in leverage may require an increase in the interest rate of future term preferred stock, please explain its rationale in supplemental correspondence.

Response: In response to the Staff’s comment, the Company undertakes to include in the Base Prospectus, the requested disclosure regarding the possibility of renegotiating its credit facility and issuing additional series of term preferred stock with a lower asset coverage requirement. The Company respectfully submits that it does not believe the increase in leverage will be viewed as a material change in the Company’s risk profile. As a result, the Company does not expect that the increase in leverage will require an increase in the interest rate of future term preferred stock issuances.

3.	Comment: Risk Factors – page 20 – Risks Related to Our External Management – Incentive Compensation to the Adviser – The Company states “. . . nor did we collect any PIK interest in cash.” Please explain in supplemental correspondence whether the Company can collect PIK interest in cash. If the Company can only collect PIK interest in kind, please revise or delete the referenced language as appropriate.

Response: In response to the Staff’s comment, the Company undertakes to delete the above referenced disclosure in the Base Prospectus.

4.	Comment: Form of Prospectus Supplement for Subscription Rights – The Staff would like a more specific example regarding the potential dilutive effect if the Company issues shares below NAV in a transferable or non-transferable offering of subscription rights. Please undertake to include in the prospectus supplement for any subscription rights offering a table similar to the following:

[Assumes subscription price is below net asset value(1)
NAV	$	[	●]
Subscription Price	$	[	●]
Reduction in NAV($)(2)	$	[	●]
Reduction in NAV(%)		[	●]%

(1)	Assumes the full Primary Subscription and Secondary Over-Subscription Privilege are exercised. Actual amounts may vary due to rounding.
(2)	Assumes $[●] in estimated offering expenses.]

Response: In response to the Staff’s comment, should the Company issue shares below NAV in a transferable or non-transferable offering of subscription rights, the Company undertakes to include within the respective prospectus supplement a table similar to the above to disclose the potential dilutive effect of such issuance.

July 10, 2018

5.	Comment: Schedule 12-14 Investments In and Advances to Affiliates:

•	This schedule was included in the 10-K filing on 5/15/2018 but does not appear to be included in the 6.5.18 N-2 filing. Please include this schedule.

Response: In response to the Staff’s comment, the Company undertakes to include the above referenced Schedule 12-14 in the Base Prospectus.

•	Please explain why the “Net Realized Gain (Loss) for Period” amounts from the 12-14 affiliates Table do not agree to correlative amounts on the statement of operations.

	12-14 Table	3/31/2018 Statement of Ops
Affiliate investments	(92)	143
Control investments	0	4

Response: The “Net Realized Gain (Loss) for Period” amounts from the 12-14 affiliates Table do not agree to correlative amounts on the statement of operations due to small changes related to certain portfolio companies no longer being within the investment portfolio at the dates specified.

6.	Comment: Page F-4 – Consolidated Statement of Assets and Liabilities – Please confirm that the caption “Cumulative net unrealized depreciation of investments” in “Analysis of Net Assets” on the Statement of Assets and Liabilities is appropriately titled. The fund appears to have net appreciation of $14,301 in 2018 and net depreciation of $23,590 in 2017.

Response: In response to the Staff’s comment, the Company respectfully submits the above referenced caption should be titled “Cumulative net unrealized appreciation (depreciation) of investments.” The Company undertakes to correct the above referenced caption in the Base Prospectus.

7.	Comment: Page F-9 – Consolidated Schedule of Investments – The two Term Debt holdings for B-Dry, LLC are valued at zero. Please explain why these holdings are not identified as on non-accrual and/or non-income producing.

Response: In response to the Staff’s comment, the Company respectfully submits that generally, when a borrower becomes more than 90 days past due or when the Company has other information that would make it believe a borrower will be unable to repay its debt, the Company records the respective holding as non-accrual and/or non-income producing.

At March 31, 2018, the Company’s measurement date for classifying holdings on non-accrual and/or non-income producing for its fiscal year ending 2018, the two Term Debt holdings for B-Dry LLC were not more than 90 days past due and the Company was not aware of other information that would cause it to believe that B-Dry LLC would be unable to repay its debt. Therefore, the Company did not identify these holdings as non-accrual and/or non-income producing at the reported date.

Should you have any questions, please do not hesitate to contact me via phone at 615-742-6280 or via email at lmorgan@bassberry.com, or Sehrish Siddiqui via phone at 901-543-5979 or via email at ssiddiqui@bassberry.com. We look forward to hearing from you soon.

July 10, 2018

Sincerely,

/s/ Lori B. Morgan
Lori B. Morgan